

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2013

<u>Via E-mail</u>
Ms. Donna Steward
Chief Financial Officer
Broadleaf Capital Partners, Inc.
3887 Pacific Street
Las Vegas, NV 89121

> **Re: Broadleaf Capital Partners, Inc.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 28, 2013**
> **File No. 814-00175**

Dear Ms. Steward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2012 filed March 28, 2013</u>

<u>Management's Annual Report on Internal Control over Financial Reporting, page 30</u>

1. We note that your response to comment one in our letter dated August 5, 2013 does not mention the framework you used to evaluate the effectiveness of your internal control over financial reporting ("ICFR"). Please note that the framework on which management bases its evaluation of ICFR must be a suitable, recognized control framework. Many companies follow the "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), but other frameworks are also acceptable. In June 2007, the SEC issued interpretative guidance regarding management's report on ICFR (Release No. 33-8810). An evaluation following this interpretative

guidance is one way to satisfy the evaluation requirements of ICFR. In future filings please disclose the framework you used to evaluate the effectiveness of your ICFR.

General

2. We note the acknowledgements (i.e. Tandy language) provided at the end of your response letter dated August 16, 2013. However, you have not acknowledged that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. Please include all of the acknowledgements that we required in our letter dated August 5, 2013.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: J. Michael King, President